Exhibit 99.2

中國海洋石油有限公司

CNOOC LIMITED

Press release – For Immediate Release

CNOOC Limited Intends to Deregister and Terminate Reporting Obligations under the U.S. Securities Exchange Act of 1934

HONG KONG, November 30, 2021 - CNOOC Limited (the “Company”, SEHK: 00883, TSX: CNU) today announced that the Company intends to deregister with the United States Securities and Exchange Commission (the “SEC”) and terminate reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The New York Stock Exchange LLC filed Form 25 with the SEC on October 12, 2021 (Eastern Standard Time), and the delisting of the Company’s American depository shares became effective following the close of the market in New York on October 22, 2021 (Eastern Standard Time). As such, the Company intends to file Form 15F with the SEC on November 30, 2021 (Eastern Standard Time) to deregister all classes of its registered securities, including its equity securities and all classes of debt securities issued by its wholly-owned subsidiaries in registered offerings which are guaranteed by the Company, and terminate its reporting obligations under Section 13(a) and 15(d) of the Exchange Act. Thereafter, all of the Company’s reporting obligations under the Exchange Act will be suspended from the date of filing the Form 15F unless the Form 15F is subsequently withdrawn or denied. Deregistration and termination of the Company’s reporting obligations under the Exchange Act are expected to become effective 90 days after the filing of Form 15F. Once the Form 15F is filed, the Company will publish the information required under Rule 12g3-2(b) under the Exchange Act on its website, www.cnoocltd.com.

In addition, the Company’s American depositary shares program will be terminated in due course in accordance with the deposit agreement.The Company’s shares will continue to be listed and traded on The Stock Exchange of Hong Kong Limited.

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to the Company and its controlling shareholder being listed in the list of the U.S. for sanction against companies with alleged ties to the Chinese military, those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, environmental responsibility and compliance requirements, the Company’s price forecast, the exploration and development activities, mergers, acquisitions and divestments activities, HSSE and insurance policies and changes in anti-corruption, anti-fraud, anti-money laundering and corporate governance laws. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year. Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Mr. Bunny Lee

Porda Havas International Finance Communications Group

Tel: +852 3150 6707

Fax: +852 3150 6728

E-mail: cnooc.hk@pordahavas.com